

13030186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Town Center, Suite 2300
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffery Maccagnone (248) 291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	Michigan	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

"PUBLIC"

OATH OR AFFIRMATION

I, Jeffery Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires April 9, 2014
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

CARNAGHI & SCHWARK, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2012 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

February 19, 2013

MULTI-BANK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Assets:	
Cash	$ 5,271,164
Accounts receivable:	
Brokers, dealers and clearing organization	34,455,456
Deposit - clearing organization	2,000,000
Other	15,958
Securities owned, at fair value	7,981,048
Prepaid taxes	233,000
Prepaid expenses	215,238
Amount due from Parent Company (Note 4)	1,559,355
Deferred tax asset (Note 2)	351,350
	$52,082,569
Other assets:	
Deferred costs (Note 6)	2,041,778
Total assets	$54,124,347

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable:	
Commissions due sales representatives	$ 2,466,807
Other	176,909
Securities sold, not yet purchased, at fair value	3,684,397
Accrued interest – subordinated debt	210,972
Accrued expenses	643,360
Total current liabilities	7,182,445
Subordinated debt (Note 7)	20,000,000
Subordinated debt – Exit fee (Note 7)	380,000
Deferred compensation (Note 9)	561,974
Total long-term liabilities	21,413,384
Total liabilities	28,595,829
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in excess of par value	733,000
Retained earnings	24,779,518
Total stockholder's equity	25,528,518
	$54,124,347

See accompanying notes.

MULTI-BANK SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc. (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Counterparty Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Federal Income Taxes

The Company files a consolidated Federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2012 is based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's income tax asset relates primarily to deferred compensation and represents the amount available to reduce income taxes payable in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2013, which is the same date the financial statements were available to be issued.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 3 – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate and other debt	$ -	$ 7,566,903	$ -	$ 7,566,903
U.S. government and agency	-	406,648	-	406,648
Equities	7,497	-	-	7,497
Total securities owned	$ 7,497	$ 7,973,551	$ -	$ 7,981,048
Liabilities:				
Corporate and other debt	$ -	$ -	$ -	$ -
U.S. Treasuries	3,632,560	-	-	3,632,560
Municipal debt	-	51,837	-	51,837
Total securities sold, not yet purchased	$ 3,632,560	$ 51,837	$ -	$ 3,684,397

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd. provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2012, administrative expenses charged to the Company amounted to $300,000.

The Company leased its operating facilities in Pleasant Ridge, Michigan from its Parent Company for the year ended December 31, 2011. On January 1, 2012 the Company relocated its operating facilities and is no longer leasing facilities from its Parent Company, see Note 10.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the Parent Company in the amount of $1,559,355 at December 31, 2012.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2012, the Company's net capital was $40,835,102 and its required net capital was $327,429. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .12 to 1.

Note 6 – DEFERRED COSTS

Deferred costs in the amount of $2,041,778 at December 31, 2012 are summarized as follows:

	Borrowing fees and related costs	Website Development costs	Total
Original amount	$1,173,211	$ 654,688	$1,827,899
Additions	130,127	449,997	580,124
Amortization	(274,700)	(91,545)	(366,245)
Balance	$1,028,638	$1,013,140	$2,041,778

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the life of the loan.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to obtain both brokered and non-brokered funding alternatives. These costs are being amortized over the estimated useful life of ten years.

Note 7 – SUBORDINATED DEBT

The Company in consideration of the sum of $20,000,000 has a subordinated loan agreement with a private investment firm. The loan bears interest at 12.25% per annum and matures on May 31, 2016. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

During the year ended December 31, 2012 the note was amended for the principal repayments. Prior to this amendment, the terms of the note called for monthly installments of $165,000 commencing on August 31, 2012. Under the amendment, no monthly installments are required. The total principal balance of $20,000,000 is due May 31, 2016.

In addition, under the terms of the agreement the Company is obligated to pay an exit fee of $1,200,000 at maturity. The Company is accruing for this obligation over the term of this agreement.

Note 8 - EMPLOYEES' BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2012, the Company elected not to make a matching contribution.

Note 9 – DEFERRED COMPENSATION PLAN

The Company maintains a Deferred Compensation Plan available to a select group of management and highly compensated employees. The plan allows participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vest immediately. Deferred account balances earn interest at 7% per annum.

For the year ended December 31, 2012 the total deferred compensation accrued in the amount of $1,033,384 includes $36,026 of interest.

Note 10 - OPERATING LEASE COMMITMENTS

The Company leases operating facilities in Southfield, Michigan and Ft. Lauderdale, Florida. The minimum lease payments on these leases are summarized as follows:

Years Ended December 31,	Amount
2013	189,000
2014	195,000
2015	244,000
2016	252,000
2017	260,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the year ended December 31, 2012, the total lease expense pursuant to the above operating leases amounted to $283,914.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.